SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
SCHEDULE 13D/A
(Rule 13d-101)
INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)
(Amendment No. 1)
United American Healthcare Corporation

(Name of Issuer)
Common Stock

(Title of Class of Securities)
90934C105
(CUSIP Number)
Lloyd I. Miller, III, 4550 Gordon Drive, Naples, Florida, 34102 (Tel.) (239) 262-8577

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
October 16, 2008
(Date of Event which Requires Filing of this
Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☑.
Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.
(Continued on following pages)
Page 1 of 4 pages

     1 The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	90934C105	13D	Page	2	of	4

1	NAME OF REPORTING PERSON Lloyd I. Miller, III

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS*

	PF-AF-OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States

	7	SOLE VOTING POWER

NUMBER OF		88,258

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		920,793

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		88,258

WITH	10	SHARED DISPOSITIVE POWER

		920,793

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	1,009,051

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	11.6%

14	TYPE OF REPORTING PERSON*

	IA-IN-OO

* SEE INSTRUCTIONS BEFORE FILLING OUT !

     This constitutes Amendment No. 1 to the statement on Schedule 13D filed on behalf of Lloyd I. Miller III, dated and filed August 6, 2008 (the “Original 13D”), relating to the common stock, no par value per share, of United American Healthcare Corporation (the “Company”). The Company has its principal executive offices at 300 River Place, Suite 4950, Detroit, Michigan 48207. Unless specifically amended or modified hereby, the disclosure set forth in the Statement shall remain unchanged.
Item 4. Purpose of the Transaction
Item 4 is hereby amended and restated as follows:
     The purpose of the Original 13D was to report that the Reporting Person was considering his options to seek to enhance the Company’s business, governance, oversight and shareholder value.
     The Company, in its Form 10-K filed September 4, 2008, stated that it “has not paid any cash dividends on its Common Stock since its initial public offering in fiscal 1991 and does not anticipate paying such dividends in the foreseeable future. The Company intends to retain earnings for use in the operation and expansion of its business.” The Reporting Person believes that the Company should not retain funds for expansion or acquisitions under current economic and business conditions. The Reporting Person further believes that the Company should act promptly in the interest of shareholders to declare an extraordinary dividend as a significant return of capital to shareholders, and should pay this dividend on or before December 31, 2008.
     The Reporting Person commends the change in governance of the Company as the current Chairman steps off the Board of Directors at the Annual Meeting of Stockholders in 2008. The Reporting Person further believes that this change will be in the interest of shareholders and will separate the roles of Chief Executive Officer and Chairman of the Board, consistent with good governance practices. The Reporting Person has proposed candidates for director and believes that additional independent directors should be added to the Board of Directors.
     Except as described above in this Item 4 and herein, the Reporting Person does not currently have any specific plans or proposals that relate to or would result in any of the actions or events specified in clauses (a) through (j) of Item 4 of Schedule 13D. The Reporting Person reserves the right to change plans and take any and all actions that the Reporting Person may deem appropriate to maximize the value of his investments, including, among other things, purchasing or otherwise acquiring additional securities of the Company, selling or otherwise disposing of any securities of the Company beneficially owned by him, in each case in the open market or in privately negotiated transactions or formulating other plans or proposals regarding the Company or its securities to the extent deemed advisable by the Reporting Person in light of his general investment policies, market conditions, subsequent developments affecting the Company and the general business and future prospects of the Company. The Reporting Person may take any other action with respect to the Company or any of the Company’s debt or equity securities in any manner permitted by applicable law.

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
     Dated: October 16, 2008

By:	/s/ Lloyd I. Miller, III
Lloyd I. Miller, III